September 24, 2009

Via U.S. Mail and facsimile at (650) 849-7400

Eric C. Jensen
Cooley Godward Kronish LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA 94306-2155

> **Re:** **Adaptec, Inc. ("Adaptec" or "the Company")**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 23, 2009**
> **File No. 000-15071**

Dear Mr. Jensen:

We have reviewed your revised filing and response letter, and have the following comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 22, 2009.

Revised Schedule 14A

Cover Page

1.   We note that your statements on page 1 that the "Company's stockholders should have serious concerns about the motives of the Steel Directors" and that the Steel Directors would not be in a position to independently review the Company's strategic options implies that the Steel Director nominees will not fulfill their fiduciary duties as to the Company's shareholders. You must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. Note that the factual foundation for such assertions must be reasonable and the factual basis must be disclosed in the document or provided to the staff on a supplemental basis. Refer to Rule 14a-9.

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Please furnish a cover letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing any amendments to your filing and responses to our comments.

Please direct any questions to Jan Woo at (202) 551-3453. You may also contact me at (202) 551-3619 or via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions